UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.
File No. 0-27512 - CF#33225

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   CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 5, 2015.

   Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22Q	through	June 30, 2019
Exhibit 10.23AO	through	December 31, 2017
Exhibit 10.23AP	through	December 31, 2017
Exhibit 10.24AT	through	April 30, 2019
Exhibit 10.24AU	through	March 31, 2017
Exhibit 10.24AV	through	March 31, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Brent J. Fields
         Secretary